UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-15827

NOTIFICATION OF LATE FILING

(Check one)  ☐Form 10-K     ☐Form 20-F     ☒Form 11-K     ☐Form 10-Q     ☐Form 10-D

☐Form N-SAR     ☐Form N-CSR

For Period Ended:	December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sharper Image Corporation
Full Name of Registrant

Former Name if Applicable
350 The Embarcadero, 6th Floor
Address of Principal Executive Office (Street and number)
San Francisco, California 94105
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not in a position to file its Annual Report on Form 11-K, including its Annual Report of The Sharper Image 401(k) Savings Plan, for the fiscal year ended December 31, 2007 in a timely manner. The principal reason for the registrant’s delay in filing the Annual Report on Form 11-K relates to the filing by the registrant of a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware on February 19, 2008 (Case Number 08-10322(KG)). The registrant hereby incorporates by reference its Current Reports on Form 8-K furnished to the Securities and Exchange Commission on February 21, 2008 and June 11, 2008. As previously disclosed, on June 5, 2008, the registrant consummated the sale of substantially all of the registrant’s assets to a joint venture of Gordon Brothers Retail Partners, LLC, GB Brands, LLC, Hilco Merchant Resources, LLC, and Hilco Consumer Capital, LLC (the “Hilco/GB Joint Venture”). The registrant is in the process of liquidating its remaining assets and winding down its operations.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Rebecca L. Roedell	415	445-6000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The registrant did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2008.

The registrant did not file its Quarterly Report on Form 10-Q for the quarter ended April 30, 2008.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Regarding Forward-Looking Statements

This notification of late filing contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the registrant’s current plans, expectations, estimates, and projections about the specialty retail industry and management’s beliefs about the registrant’s future performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict and which may cause the registrant’s actual results and performance to differ materially from those expressed or forecasted in any such forward-looking statements. Some of these risks and uncertainties are discussed in the registrant’s Annual Report on Form 10-K for the year ended January 31, 2007 under “Risk Factors.” Other risks that the registrant faces include, but are not limited to, the following: (i) the registrant’s ability to obtain court approval with respect to motions in the Chapter 11 proceeding prosecuted by it from time to time; (ii) the ability of the registrant to develop, prosecute, confirm and consummate one or more plans of liquidation with respect to the Chapter 11 case; (iii) risks associated with third parties seeking and obtaining court approval for the appointment of a Chapter 11 trustee or to convert the case to a Chapter 7 case; (iv) the ability of the registrant to obtain and maintain normal terms with vendors and service providers; and (v) the potential adverse impact of the Chapter 11 case on the registrant’s liquidity or results of operations. Unless required by law, the registrant undertakes no obligation to update publicly any forward-looking statements. However, readers should carefully review the statements set forth in the reports, which the registrant files from time to time with the Securities and Exchange Commission, particularly its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Sharper Image Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2008	By:	/s/ Rebecca L. Roedell
Rebecca L. Roedell
Executive Vice President and Chief Financial Officer

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